Cira Centre

2929 Arch Street

Philadelphia, PA 19104-2808

+1 215 994 4000 Main

+1 215 994 2222 Fax

www.dechert.com

JAMES A. LEBOVITZ

james.lebovitz@dechert.com

+1 215 994 2510 Direct

+1 215 655 2510 Fax

May 7, 2013

James O’Connor, Esq.

Attorney/Advisor

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	FS Investment Corporation Preliminary Proxy Statement on Schedule 14A
(File No. 814-00757)

Dear Mr. O’Connor:

On behalf of FS Investment Corporation (the “Company”), set forth below is the Company’s response to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on May 6, 2013, regarding the Company’s Preliminary Proxy Statement on Schedule 14A (File No. 814-00757) (the “Proxy Statement”).

For your convenience, the Staff’s comments are numbered and presented in italicized text below, and each comment is followed by the Company’s proposed response.

1. Please consider if the investment advisory agreement between the Company and its investment adviser should be amended to specify that the investment adviser will receive a capital gains incentive fee on total return swap investments, if any.

The Company notes the Staff’s comment and respectfully submits that the Company does not have a total return swap, or TRS. If the Company puts a TRS in place in the future, the Company will comply with the Staff’s policies and interpretations relating to a specified calculation methodology for the capital gains incentive fee applicable to TRSs.

2. Please consider revising the disclosure on page 6 of the Proxy Statement to clarify the minimum number of directors required by the Maryland General Corporation Law.

The Company accepts the Staff’s comment and will revise its disclosure to clarify that the minimum number of directors required by the Maryland General Corporation Law is one.

James O’Connor, Esq. May 7, 2013 Page 2

3. Please clarify whether the Company board of directors has a formal diversity policy.

The Company notes the Staff’s comment and respectfully submits that the Company’s board of directors has not adopted a formal diversity policy. However, as disclosed on page 6 of the Proxy Statement, the Company’s board of directors considers, among other things, diversity in gender, ethnicity and race when considering each director and the composition of the Company’s board of directors as a whole. Additionally, the Company notes that the charter of the nominating and corporate governance committee of its board of directors tasks the committee with considering, among other things, diversity in reviewing the backgrounds and qualifications of individuals being considered as director candidates.

4. Please consider the appropriateness of the Company not to have appointed a lead independent director where the Company’s chief executive officer is also the chairman of the Company’s board of directors. Please also explain to why it is not necessary for the Company to comply with the requirements of Release No. IC-26520 (September 7, 2004) with respect to the composition of the Company’s board of directors.

The Company notes the Staff’s comment and respectively submits that the Company intends to appoint a lead independent director within the next six months. Furthermore, the Company respectfully submits that the 75% independent director board composition and the independent chairman requirements, which are found in Investment Company Act Release No. IC-26520 and Rule 0-1(a)(7) under the Investment Company Act of 1940, as amended, were vacated by the U.S. Court of Appeals for the District of Columbia Circuit in Chamber of Commerce v. Sec. & Exch. Comm’n, 443 F.3d 890 (D.C. Cir. 2006) and not re-proposed by the Commission. Therefore, it is not necessary for the Company to comply with these requirements.

5. Please consider if the subordinated liquidation incentive fee should be deleted from the investment advisory agreement between the Company and its investment adviser even if the Company does not complete a listing on a national securities exchange.

The Company notes the Staff’s comment and respectively submits that the Company’s investment adviser has unilaterally agreed to the removal of the subordinated liquidation incentive fee from the investment advisory agreement. The Company has revised the disclosure in the Proxy Statement to clarify that the subordinated liquidation incentive fee will be removed regardless of stockholder approval of the Advisory Agreement Amendment Proposal (as defined in the Proxy Statement).

6. Please consider if the Company’s expense support and conditional reimbursement agreement should be amended.

The Company notes the Staff’s comment and respectfully submits that the management of the Company will recommend for approval by the Company’s board of directors at its quarterly meeting in May 2013 amendments to the Company’s expense support and conditional reimbursement agreement substantially in the form submitted to the Staff with respect to FS Energy and Power Fund and FS Investment Corporation II.

James O’Connor, Esq. May 7, 2013 Page 3

7. Recently there has been numerous proxy filings that include significant changes to the declaration of trust (e.g., removing supermajority votes, allowing mergers without shareholder votes, allowing amendments to declarations of trust without shareholder votes) which are all included in one shareholder vote. The Staff has commented that material amendments should be unbundled and presented as separate matters. It has been Staff policy that material items in a proxy should be segregated into separate votes. Rule 14a-4 under the proxy rules requires separate votes on separate matters. The February 3, 1995 Dear Registrant letter states that “[i]n accordance with Rule 14a-4 under the 1934 Act, a matter should be voted upon separately if the 1940 Act, state law, or a fund’s organizational documents (charter, by-laws) require a matter under consideration to be submitted to shareholders.” That letter recognized only three circumstances in which the Staff would not object to bundling: Ministerial proposals; Inextricably Intertwined Proposals; and Merger Proposals. The SEC’s Division of Corporate Finance, in a 2004 telephone interpretation, stated that amendments to a company’s charter that should be voted on separately include corporate governance-related and control related provisions (e.g., classified or staggered board, limitations on the removal of directors, supermajority voting provisions, delaying the annual meeting for more than a year, elimination of ability to act by written consent, and/or changes in minimum quorum requirements). See http://www.sec.gov/interps/telephone/phonesupplement5.htm. The SEC’s Division of Corporate Finance has confirmed that when a company seeks to amend its charter, it will require unbundling of material matters. In addition, a recent federal court decision preliminarily enjoined Apple from going forward with a shareholder meeting because it had bundled into a single proposal four material changes to its articles of incorporation.

The Company notes the Staff’s comment and respectfully submits that the Company will unbundle the Listing Charter Amendment Proposal (as defined in the Proxy Statement) grouped into five separate proposals as indicated by the footnotes below:

•	Revisions to Section 4.1 to provide for a staggered Board. (1)

•	Revisions to Section 4.7 to remove provisions relating to any conflict between the NASAA Guidelines (as defined in the Proxy Statement) and other applicable law. (2)

•	Addition of a new Section 4.8 regarding procedures for director removal. (3)

•	Revisions to Sections 5.1, 5.2 and 5.3 to delete the NASAA Guidelines requirement that certain specified matters be approved by the Independent Directors. (2)

•

Deletion of former Section 5.5 removing the NASAA Guidelines provisions regarding limitations on the Company’s ability to make arrangements for deferred payments on account of the purchase price of the Company’s stock. (2)

James O’Connor, Esq. May 7, 2013 Page 4

•	Addition of a new Section 5.5 clarifying the Board’s ability to limit a stockholder’s inspection of the Company’s books and records upon an improper purpose. (4)

•	Deletion of former Section 5.6 regarding FB Advisor’s responsibilities relating to distributions and regarding limitations on the Board’s ability to authorize distributions. (2)

•

Revisions to Section 7.3, and the deletion of former Sections 7.4 and 7.5, to delete the NASAA Guidelines restrictions on exculpation and indemnification of, and advancement of expenses to, directors, officers and FB Advisor and its affiliates. (2)

•	Addition of a new Section 7.5 to make clear that the provisions of Article VII are subject to any applicable limitations of the 1940 Act. (5)

•	Deletion of former Article VIII to remove the NASAA Guidelines provisions regarding the supervision of, and payment of enumerated fees to, FB Advisor and related provisions. (2)

•	Deletion of former Article IX to remove NASAA Guidelines provisions limiting the Company’s investment objectives. (2)

•	Deletion of former Article X to remove the NASAA Guidelines provisions restricting certain transactions between the Company and FB Advisor, any director and their affiliates. (2)

•	Deletion of former Article XI removing the NASAA Guidelines provisions regarding certain stockholder rights. (2)

•	Deletion of former Article XII removing the NASAA Guidelines provisions regarding limitations on roll-up transactions. (2)

•	Deletion of definitions in Article VIII that will no longer be applicable as a result of the removal of certain provisions in the Second Articles. (5)

The Company respectfully submits that the bundling of the amendments marked by footnote (2) is appropriate as such amendments are inextricably intertwined proposals. The proposals indicated by footnote (2) include amendments to the Company’s charter which remove provisions that are required by the NASAA Guidelines and which will together no longer be applicable to the Company following a listing on a national securities exchange. The Company believes that these proposals should be read together when being consider by stockholders in order to give proper context.

The Company respectfully submits that the bundling of the amendments marked by footnote (5) is appropriate as such amendments are ministerial proposals. The proposals indicated by footnote (5) clarify language regarding the applicability of the Investment Company Act of 1940, as amended, to the indemnification provisions of the Company charter as well as remove definitions that are no longer being utilized as a result of various other amendments to the Company’s charter.

James O’Connor, Esq. May 7, 2013 Page 5

Additionally, in accordance with the Staff’s comment, the Company respectfully submits that the Additional Listing Charter Amendment Proposal will be unbundled in its entirety.

8. Please consider disclosing the following additional information regarding the advantages to stockholders of a “declassified” board: “In publicly held companies, staggered boards have the effect of making hostile takeover attempts more difficult. When a board is staggered, hostile bidders must win more than one proxy fight at successive shareholder meetings in order to exercise control of the target firm. Particularly in combination with a poison pill, a staggered board that cannot be dismantled or evaded is one of the most potent takeover defenses available to U.S. companies. Institutional shareholders are increasingly calling for an end to staggered boards of directors—also called “declassifying” the boards. Consistent with this trend, for example, the Wall Street Journal reported in January 2007 that 2006 marked a key switch in the trend toward declassification or annual votes on all directors: more than half (55%) of the S&P 500 companies have declassified boards, compared with 47% in 2005.”

The Company accepts the Staff’s comment and will revise its disclosure to inform stockholders of the enumerated advantages to stockholders of a “declassified” board of directors.

9. Please clarify how the ability to remove a director with or without cause can reduce a stockholder’s ability to sell shares for a premium or liquidate an investment. In fact, this provision may have the opposite effect by reducing stockholder democracy. Please justify these statements and also provide a balanced presentation of the advantages and disadvantages of implementing this proposal.

The Company notes the Staff’s comment and respectfully submits that the current disclosure is sufficiently clear in conveying that a charter provision that provides for the removal of directors only for “cause” may be disadvantageous to stockholders. Accordingly, the Company does not believe that striking the language proposed by the Staff on page 34 of the Proxy Statement is appropriate in this instance.

10. Please clarify the statement: “The Company believes the proposed changes to the Charter will provide the Board with maximum flexibility to consider and optimize the Company’s relationship with its investment adviser.” Please explain how the effects of this flexibility and optimization will not be to reduce stockholder protections.

The Company notes the Staff’s comment and respectively submits that the Company believes that the removal of the NASAA Guidelines regarding the Company’s relationship with its investment adviser will not diminish the fact the relationship between the parties is still subject to all of the provisions of the Investment Company Act of 1940, as amended, and as such will not reduce stockholder protections. However, in response to the Staff’s comment, the Company will add the following disclosure to the Proxy Statement:

“However, there can be no assurance that this increased flexibility will not decrease stockholder protections.”

James O’Connor, Esq. May 7, 2013 Page 6

11. Please revise the disclosure on page 35 of the Proxy Statement as follows: “However, there are risks to this change, as the proposed removal of these provisions increases the risk that the Company~~, in accordance with applicable law,~~ may pursue affiliated transactions such as those described above, which, if such investments perform poorly, could adversely affect the Company’s results of operations and the value of your investment in it.

The Company accepts the Staff’s comment and will revise the disclosure in the form provided by the Staff.

12. Please consider if the disclosure on page 46 of the Proxy Statement as follows: “Were the incentive fee on income for the three months ended December 31, 2012 calculated under the terms of the Proposed Advisory Agreement, the ~~amendment~~ amount of the incentive fee on income payable by the Company to FB Advisor for such period would not have changed.”

The Company accepts the Staff’s comment and will revise the disclosure accordingly.

13. Conclusory statements or a list of factors that were considered by the board are not sufficient disclosure with respect to the proposal. It is not sufficient to state that the board considered factors or issues that were material to its determination to approve the advisory agreement — without stating specifically what the board concluded about that issue or factor and how that conclusion affected its determination to recommend approval of the agreement. In addition all factors and issues considered by the board that were material to its determination to approve the advisory agreement must be disclosed and discussed in this section. See the Instruction to Item 22(c)(11) of Schedule 14A.

The Company accepts the Staff’s comment and will revise the disclosure accordingly.

14. The disclosure must show the maximum percentage discount below which the Company will not sell shares or, as stated on page 51, that there is no limit on the discount at which the Fund may sell shares. Accordingly, please create a fourth column in the table that shows the dilutive effective on a nonparticipating shareholder of the maximum 25% issuance at the maximum discount at which the Company may sell shares or if, as disclosed on page 51, there is no limit on the discount, show the effect of a full 100% discount.

The Company accepts the Staff’s comment and will revise the disclosure in the form requested by the Staff.

James O’Connor, Esq. May 7, 2013 Page 7

If you have any questions or if you require additional information, please do not hesitate to contact me at (215) 994-2510 or David Harris at (202) 261-3385.

Sincerely,

/s/ James A. Lebovitz
James A. Lebovitz

Cc:	Gerald F. Stahlecker

Stephen S. Sypherd

FS Investment Corporation

David Harris

Dechert LLP